SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Exide Technologies
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

302051206
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 328,264 shares, which constitutes approximately 1.3% of the 24,484,293 shares deemed outstanding pursuant to Rule 13d-3(d)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 24,161,910 shares outstanding.

CUSIP No. 302051206

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  5,881 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           328,264 (2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.3% (3)

12.     Type of Reporting Person: PN
--------------
(1)     Pursuant to an Investment Management Agreement, Amalgamated Gadget, L.P. has sole voting power over the shares.
(2)     Includes 322,383 shares of Common Stock that may be acquired upon the exercise of Warrants.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 24,484,293.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated May 17, 2004 (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Exide Technologies (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2 Investments, LDC, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 328,264 shares of the Stock, which constitutes approximately 1.3% of the 24,484,293 shares of the Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 328,264 shares of the Stock, which constitutes approximately 1.3% of the 24,484,293 shares of the Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 328,264 shares of the Stock, which constitutes approximately 1.3% of the 24,484,293 shares of the Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has (i) the sole power to vote or to direct the vote of 5,881 shares of the Stock and (ii) no power to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has (i) the sole power to vote or to direct the vote of 5,881 shares of the Stock and (ii) no power to dispose or to direct the disposition of any shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has (i) the sole power to vote or to direct the vote of 5,881 shares of the Stock and (ii) no power to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

The Reporting Person has ceased to be the beneficial owner of 5% or more of the outstanding shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 11, 2005

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading